.                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*


                            SPORT SUPPLY GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                    848915104
                                 (CUSIP Number)
                                                     with a copy to:
Elizabeth J. Calianese, Esq.                         John D. Schupper, Esq.
Emerson Radio Corp.                                  Lowenstein Sandler PC
Nine Entin Road                                      65 Livingston Avenue
Parsippany, New Jersey  07054                        Roseland, New Jersey  07068
(973) 884-5800                                       (973) 597-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ___.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

CUSIP No.   848915104
--------------------------------------------------------------------------------
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                       Emerson Radio Corp. EIN: 22-3285224
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)
         (b)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: Delaware

 Number of                     7) Sole Voting Power:              5,633,023*
                                  ----------------------------------------------
 Shares Beneficially           8) Shared Voting Power:            0
                                  ----------------------------------------------
 Owned by
 Each Reporting                9) Sole Dispositive Power:         5,633,023*
                                  ----------------------------------------------
 Person With                   10)Shared Dispositive Power:         0
                                  ----------------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    5,633,023*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [X]
-------------------------------------------------------------------------------
13)  Percent   of   Class   Represented   by   Amount   in   Row   (11):   56.7%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions): CO, HC

---------------
* Includes (i) 1,000,000 shares issuable upon exercise of warrants beneficially owned by Emerson Radio Corp. ("Emerson") and exercisable within 60 days and (ii) 1,098,900 shares held by Emerson Radio (Hong Kong) Limited, a wholly-owned subsidiary of Emerson ("Emerson HK"). Excludes 300,000 shares issuable upon exercise of options owned by Geoffrey P. Jurick and exercisable within 60 days. Mr. Jurick is the Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc. ("SSG"). Mr. Jurick beneficially owns approximately 45.6% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson, and, therefore, may be deemed to control Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the shares of SSG beneficially owned by Emerson. Each of Emerson and Mr. Jurick disclaims beneficial ownership of the shares of SSG beneficially owned by the other.

CUSIP No.   848915104
--------------------------------------------------------------------------------
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                               Geoffrey P. Jurick
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)
         (b)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions): Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: Germany

         Number of              7) Sole Voting Power:                   300,000*
                                   ---------------------------------------------
         Shares Beneficially    8) Shared Voting Power:                       0
                                   ---------------------------------------------
         Owned by
         Each Reporting         9) Sole Dispositive Power:              300,000*
                                   ---------------------------------------------
         Person With           10) Shared Dispositive Power:                  0
                                   ---------------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 300,000*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11): 3.3%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

-------------
* Represents 300,000 shares issuable upon exercise of options owned by Mr. Jurick and exercisable within 60 days. Mr. Jurick is the Chairman of the Board and Chief Executive Officer of SSG. Mr. Jurick beneficially owns approximately 45.6% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson, and, therefore, may be deemed to control Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the shares of SSG beneficially owned by Emerson. Mr. Jurick disclaims beneficial ownership of the shares of SSG beneficially owned by Emerson.

     Emerson Radio Corp. ("Emerson") and Geoffrey P. Jurick (together, the "Reporting Persons") hereby amend the Schedule 13D of Emerson (as previously amended and as of the date hereof, the "Schedule 13D") relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of SSG as follows:

Item 3.  Source and Amount of Funds or Other Consideration:

     Item 3 of the Schedule 13D is hereby amended by adding thereto the following:

     Through ordinary open market purchases in May, June and July 2001, Emerson acquired an aggregate of 169,800 shares of Common Stock for a total purchase price of $237,360. The purchase price was paid out of Emerson's working capital.

Item 5.  Interest in Securities of the Issuer.

     Based upon information set forth in SSG's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2001, as of August 7, 2001, there were 8,914,606 shares of Common Stock issued and outstanding. Based on these facts, as of July 31, 2001, Emerson beneficially owned 5,633,023 shares of Common Stock, including (i) 1,000,000 shares issuable upon exercise of warrants owned by Emerson and exercisable within 60 days and
(ii)1,098,900 shares of Common Stock held by Emerson HK, or 56.7 of the total Common Stock deemed to be outstanding. Emerson is deemed to beneficially own the shares of Common Stock held by Emerson HK. Emerson has sole voting and dispositive power with respect to the 5,633,023 shares, except as set forth below.

     As of July 31, 2001, Mr. Jurick beneficially owned 300,000 shares of Common Stock issuable upon exercise of options owned by Mr. Jurick within 60 days, or 3.3% of the total Common Stock deemed to be outstanding. Mr. Jurick has sole voting and dispositive power with respect to these shares of Common Stock. Mr. Jurick beneficially owns approximately 45.6% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson. As a result of these relationships, Mr. Jurick may be deemed to beneficially own the shares of Common Stock beneficially owned by Emerson.

     Each of Emerson and Mr. Jurick disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other.

     During the past 60 days, Emerson purchased an aggregate of 169,800 shares of Common Stock on the dates and at the prices set forth below. All of such purchases were effected in ordinary open market transactions or as otherwise disclosed in this Schedule 13D.

Trans. Date                           No. of Shares         Price/Shares
-----------                           -------------         ------------
  5/24/01                                 6,800                   1.45
  5/25/01                                82,000                   1.45
  6/12/01                                31,000                   1.40
  6/14/01                                22,500                   1.33
  6/18/01                                17,500                   1.33
  7/16/01                                10,000                   1.25
                                       --------            -----------
                                        169,800               $237,360


     No other person is known to the Reporting Persons to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons, except for 500,000 shares of Common Stock pledged to Emerson's senior secured lender.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is amended by adding thereto the following:

     10(f) Joint Filing Agreement dated as of August 13, 2001 by and between Emerson Radio Corp. and Geoffrey P. Jurick.



                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  August 13, 2001

                                        EMERSON RADIO CORP.


                                         By:  /s/ Geoffrey P. Jurick
                                              ----------------------------------
                                         Name:   Geoffrey P. Jurick
                                         Title:  Chairman of the Board, Chief
                                                 Executive Officer and President


                                                 /s/ Geoffrey P. Jurick
                                                 ------------------------
                                                 Geoffrey P. Jurick




  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (See 18 U.S.C. 1001)

                                  EXHIBIT INDEX





        Exhibit No.                     Exhibit Name



          10(f) Joint Filing Agreement dated as of August 13, 2001 by and between Emerson Radio Corp. and Geoffrey P. Jurick

                                  Exhibit 10(f)

                             JOINT FILING AGREEMENT

     The undersigned agree that this Schedule 13D filing herewith relating to the shares of common stock of Sport Supply Group, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  August 13, 2001

                                        EMERSON RADIO CORP.

                                        By:     /s/ Geoffrey P. Jurick
                                                --------------------------------
                                        Name:   Geoffrey P. Jurick
                                        Title:  Chairman of the Board,  Chief
                                                Executive Officer and President

                                                /s/ Geoffrey P/ Jurick
                                                ---------------------------
                                                Geoffrey P. Jurick